Consent of Independent Registered Public Accounting Firm
The Central Pacific Bank Retirement Plans Administrative Committee
Central Pacific Bank 401 (k) Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-141232 and No. 333-196873) on Form S-8 of Central Pacific Financial Corp. of our report dated June 29, 2017, with respect to the statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan as of December 31, 2016 and 2015, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Central Pacific Bank 401(k) Retirement Savings Plan.

/s/ KPMG LLP

Honolulu, Hawaii
June 29, 2017